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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)
                        (Amendment No. __________)(1)

                              LeCroy Corporation
-------------------------------------------------------------------------------
                               (Name of issuer)

                         Common Stock, par value $.01
-------------------------------------------------------------------------------
                        (Title of class of securities)

                                 52324W-10-9
-------------------------------------------------------------------------------
                                (CUSIP number)

                                June 30, 1999
-------------------------------------------------------------------------------
           (Date of event which requires filing of this statement)




Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 |_| Rule 13d-1(b)
 |X| Rule 13d-1(c)
 |_| Rule 13d-1(d)

                      (Continued on the following pages)

                             (Page 1 of 13 Pages)


--------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 2 of 13


Item 1:  Advent International Corporation
Item 2:  (a) X
Item 4:  Delaware
Item 5:  750,000
Item 6:  None
Item 7:  750,000
Item 8:  None
Item 9:  750,000
Item 10: Not Applicable
Item 11: 8.9%
Item 12: CO, IA


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 3 of 13


Item 1:  Advent International Limited Partnership
Item 2:  (a) X
Item 4:  Delaware
Item 5:  736,875
Item 6:  None
Item 7:  736,875
Item 8:  None
Item 9:  736,875
Item 10: Not Applicable
Item 11: 8.3%
Item 12: PN


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 4 of 13


Item 1:  Advent Global Management Limited Partnership
Item 2:  (a) X
Item 4:  Delaware
Item 5:  525,000
Item 6:  None
Item 7:  525,000
Item 8:  None
Item 9:  525,000
Item 10: Not Applicable
Item 11: 6.4%
Item 12: PN


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 5 of 13


Item 1:  Advent Global GECC Limited Partnership
Item 2:  (a) X
Item 4:  Delaware
Item 5:  525,000
Item 6:  None
Item 7:  525,000
Item 8:  None
Item 9:  525,000
Item 10: Not Applicable
Item 11: 6.4%
Item 12: PN


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 6 of 13


Item 1:  Envirotech Investment Fund I Limited Partnership
Item 2:  (a) X
Item 4:  Delaware
Item 5:  106,875
Item 6:  None
Item 7:  106,875
Item 8:  None
Item 9:  106,875
Item 10: Not Applicable
Item 11: 1.4%
Item 12: PN


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 7 of 13


Item 1:  Adwest Limited Partnership
Item 2:  (a) X
Item 4:  Delaware
Item 5:  30,000
Item 6:  None
Item 7:  30,000
Item 8:  None
Item 9:  30,000
Item 10: Not Applicable
Item 11: 0.4%
Item 12: PN


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 8 of 13


Item 1:  Oakstone Ventures Limited Partnership
Item 2:  (a) X
Item 4:  Delaware
Item 5:  75,000
Item 6:  None
Item 7:  75,000
Item 8:  None
Item 9:  75,000
Item 10: Not Applicable
Item 11: 1.0%
Item 12: PN


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 9 of 13


Item 1:  Advent Partners Limited Partnership
Item 2:  (a) X
Item 4:  Delaware
Item 5:  13,125
Item 6:  None
Item 7:  13,125
Item 8:  None
Item 9:  13,125
Item 10: Not Applicable
Item 11: 0.2%
Item 12: PN


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 10 of 13


Item 1.

         (a) (b) This statement on Schedule 13G relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in LeCroy Corporation a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 700 Chestnut Ridge Road, Chestnut Ridge, NY 10977.

Item 2.

         (a) (b) (c) This statement is being filed by the following entities:


             (1) Advent International Corporation, a Delaware corporation;

             (2) Advent International Limited Partnership, a Delaware limited partnership;

             (3) Advent Global Management Limited Partnership, a Delaware
                 limited partnership;

             (4) Advent Global GECC Limited Partnership, a Delaware limited partnership;

             (5) Envirotech Investment Fund I Limited Partnership, a Delaware
                 limited partnership;

             (6) Adwest Limited Partnership, a Delaware limited partnership;

             (7) Oakstone Ventures Limited Partnership, a Delaware limited partnership; and

             (8) Advent Partners Limited Partnership, a Delaware limited partnership

         The entities listed in subparagraph (1) through (8) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." The principal business address of all of the Reporting Persons is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

         (d) (e) This statement relates to the Common Stock, par value $.01 per share, (the "Common Stock") of the Corporation named in Item 1 of this statement. The CUSIP number associated with such Common Stock is 52324W-10-9.



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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 11 of 13


Item 3. Filing pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

         This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c). This statement is being filed pursuant to rule 13d-1(c).


Item 4.  Ownership.

         (a) (b) The following table sets forth the aggregate number and percentage (based upon the number of shares of Common Stock outstanding as of April 20, 1999) of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13G-3(d)(1).

                                                                  Number of Shares
                                                      ---------------------------------
                                                                                           Percentage
                                                        CSE           Under                 of Shares
Reporting Person                                      Preferred     Warrants     Total     Outstanding
------------------------------------------------------------------------------------------------------
Advent Global GECC Limited Partnership (1)             350,000      175,000     525,000       6.4%
                                                       -------      -------     -------       ----
Advent Global Management Limited Partnership (1)       350,000      175,000     525,000       6.4%
Envirotech Investment Fund I Limited Partnership (2)    71,250       35,625     106,875       1.4%
Adwest Limited Partnership (2)                          20,000       10,000      30,000       0.4%
Oakstone Ventures Limited Partnership (2)               50,000       25,000      75,000       1.0%
                                                       -------      -------     -------       ----
Advent International Limited Partnership (2)           491,250      245,625     736,875       8.3%
Advent Partners Limited Partnership (3)                  8,750        4,375      13,125       0.2%
                                                       -------      -------     -------       ----
Advent International Corporation (1,)(2),(3)           500,000      250,000     750,000       8.9%
                                                       =======      =======     =======       ====
Total Group                                            500,000      250,000     750,000       8.9%
                                                       =======      =======     =======       ====


         (1) Advent International Corporation ("AIC") is the General Partner of Advent International Limited Partnership ("AILP") which in turn is the General Partner of Advent Global Management Limited Partnership ("AGMLP"), the General Partner of Advent Global GECC Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Person. The beneficial ownership of AIC, AILP and AGMLP derive from such power.

         (2) AIC is the General Partner of AILP which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.


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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 12 of 13


         (3) AIC is the General Partner of Advent Partners Limited Partnership ("APLP"). As such, AIC has the sole power to vote and dispose of the securities of APLP. The beneficial ownership of AIC derives from such power.

         (c) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         The information for this item is contained on the individual cover pages to this filing, and is incorporated herein by reference.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification.

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP NO. 52324W-10-9           Schedule 13G                 Page 13 of 13


                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


July 15, 1999


ADVENT GLOBAL GECC LIMITED PARTNERSHIP
By:      Advent Global Management Limited Partnership, General Partner
By:      Advent International Limited Partnership, General Partner
By:      Advent International Corporation, General Partner
By:      Janet L. Hennessy
         Vice President                 /s/ Janet L. Hennessy
                                        ----------------------------------

ADVENT GLOBAL MANAGEMENT LIMITED PARTNERSHIP, GENERAL PARTNER
By:      Advent International Limited Partnership, General Partner
By:      Advent International Corporation, General Partner
By:      Janet L. Hennessy
         Vice President                 /s/ Janet L. Hennessy
                                        ----------------------------------

ENVIROTECH INVESTMENT FUND I LIMITED PARTNERSHIP
By:      Advent International Limited Partnership, General Partner
By:      Advent International Corporation, General Partner
By:      Janet L. Hennessy
         Vice President                 /s/ Janet L. Hennessy
                                        ----------------------------------

ADWEST LIMITED PARTNERSHIP
By:      Advent International Partnership, General Partner
By:      Advent International Corporation, General Partner
By:      Janet L. Hennessy
         Vice President                 /s/ Janet L. Hennessy
                                        ----------------------------------


OAKSTONE VENTURES LIMITED PARTNERSHIP
By:      Advent International Partnership, General Partner
By:      Advent International Corporation, General Partner
By:      Janet L. Hennessy
         Vice President                 /s/ Janet L. Hennessy
                                        ----------------------------------

ADVENT INTERNATIONAL LIMITED PARTNERSHIP
By:      Advent International Corporation,
         General Partner
By:      Janet L. Hennessy
         Vice President                 /s/ Janet L. Hennessy
                                        ----------------------------------

ADVENT PARTNERS LIMITED PARTNERSHIP
By:      Advent International Corporation, General Partner
By:      Janet L. Hennessy
         Vice President                 /s/ Janet L. Hennessy
                                        ----------------------------------

ADVENT INTERNATIONAL CORPORATION
By:      Janet L. Hennessy
         Vice President                 /s/ Janet L. Hennessy
                                        ----------------------------------